ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

William M. Beaudoin T +1 617 854 2337 William.beaudoin@ropesgray.com

February 28, 2019

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds I (Registration Nos. 033-44909 and 811-06520) and

AMG Funds IV (Registration Nos. 033-68666 and 811-08004)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds I and AMG Funds IV (each a “Trust” and collectively the Trusts) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to (i) Post-Effective Amendment No. 98 under the Securities Act of 1933, as amended (the “1933 Act”), to AMG Funds I’s Registration Statement on Form N-1A filed on December 28, 2018, relating to AMG FQ Long-Short Equity Fund, and (ii) Post-Effective Amendment No. 186 under the 1933 Act, to AMG Funds IV’s Registration Statement on Form N-1A filed on December 28, 2018, relating to AMG River Road Small-Mid Cap Value Fund and AMG River Road Small Cap Value Fund. The Trusts appreciate this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trusts’ responses are set forth below. Certain defined terms used herein have the meaning set forth in each Fund’s prospectus (the “Prospectus”).

AMG Funds I

FQ Long-Short Equity Fund

1.        Comment: If the Fund includes derivatives in its 80% investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, (the “1940 Act”), such investments must be valued on a mark-to-market basis. The Staff notes that it would expect disclosure stating this, although not necessarily in the “Principal Investment Strategies” section of the Prospectus.

Response: The Trust confirms that derivatives may be included in the Fund’s 80% investment policy. For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), the Fund may account for a derivative position by reference to its mark-to-market value or notional value. The Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

2.       Comment: Please consider including a strategy of active and frequent trading of the Fund’s portfolio as a principal investment strategy of the Fund given that “High Portfolio Turnover Risk” is listed as a principal risk of investing in the Fund.

Response: Active and frequent trading of the Fund’s portfolio securities is not a principal investment strategy of the Fund and, as such, the Fund respectfully declines to include such disclosure in the section of the Prospectus that describes the Fund’s principal investment strategies. The Trust notes that the section “Additional Information About the Fund—Other Important Information About the Fund and Its Investment Strategies and Risks—Portfolio Turnover” states that the Fund “may sell any security when it believes the sale is consistent with the Fund’s investment strategies and in the Fund’s best interest to do so. This may result in active and frequent trading of portfolio securities.”

3.       Comment: The Staff notes that “Model and Data Risk” is listed as a principal risk of investing in the Fund. Please include corresponding disclosure in the “Summary of the Funds—Principal Investment Strategies” section of the Prospectus.

Response: The Trust respectfully submits that the following disclosure in the “Summary of the Funds—Principal Investment Strategies” section of the Prospectus corresponds to “Model and Data Risk” and declines to add additional disclosure:

When implementing the Fund’s investment strategy, the Subadviser typically uses computer models [emphasis added] to evaluate a broad universe of equity issuers.

The Trust further submits that the following additional disclosure concerning First Quadrant L.P.’s, the Fund’s subadviser, use of models may be found in the “Additional Information about the Funds—AMG FQ Long-Short Equity Fund—Additional Information about the Fund’s Principal Investment Strategies” section of the Prospectus:

When implementing the Fund’s investment strategy, First Quadrant typically uses computer models [emphasis added] to evaluate a broad universe of equity issuers that includes roughly 3,000 U.S. companies representing approximately 98% of the U.S. market. These models [emphasis added] incorporate both bottom-up security analysis and top-down macro views.

4.       Comment: The “Summary of the Funds—Performance” section of the Prospectus lists two indices. Please disclose information about the additional index in the narrative explanation accompanying the bar chart and table in accordance with Item 4, instruction 2(b) of Form N-1A.

Response: The Trust believes that the Fund’s current disclosure is appropriate and consistent with the requirements of Form N-1A. Instruction 2(b) to Item 4 of Form N-1A provides, in pertinent part, that a Fund may include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7). Instruction 6 to Item 27(b)(7) provides, in pertinent part, that a Fund may compare its performance to an additional broad-based index so long as the comparison is not misleading. The Fund considers both of the Russell 3000 Index and 50% Russell 3000 Index/50% ICE BofAML 0-3 Month U.S. Treasury Bill Index to be broad-based securities market indexes and describes these indexes as such in the “Summary of the Funds—Performance” section of the Prospectus.

5.       Comment: Please confirm that the portfolio managers of the Fund are jointly and primarily responsible for the day-to-day management of the Fund and disclose in accordance with Form N-1A.

Response: The Trust confirms that the portfolio managers of the Fund are jointly and primarily responsible for the day-to-day management of the Fund, and notes that such disclosure appears in the “Fund Management—AMG FQ Long-Short Equity Fund” section of the Prospectus.

AMG Funds IV

River Road Small-Mid Cap Value Fund

1.       Comment: Please confirm that to the extent the Fund invests in equity securities exceeding the capitalization range of the Russell 2500 Index, such investments would be part of the 20% bucket of the Fund’s assets that are not required to be invested in small- and mid-capitalization companies pursuant to the Fund’s 80% investment policy (i.e., at least 80% of the Fund’s assets should be in small- and mid-capitalization companies, as determined at the time of the investment).

Response: The Trust confirms that such equity securities would not be counted toward the Fund’s 80% investment policy.

2.       Comment: Please confirm whether the Fund intends to principally invest in contingent convertible securities.

Response: Although contingent convertible securities are a permissible investment of the Fund and are disclosed in the SAI under “Additional Investment Policies—Investment Techniques and Associated Risks,” the Trust confirms that the Fund does not currently intend to invest in contingent convertible securities as part of its principal investment strategy.

3.       Comment: Please confirm whether the Fund intends to invest in emerging market securities. If applicable, please add disclosure relating to investments in emerging markets.

Response: Although emerging market securities are a permissible investment of the Fund and are disclosed in the SAI under “Additional Investment Policies—Investment Techniques and Associated Risks,” the Trust confirms that the Fund does not currently intend to invest in emerging market securities as a principal investment strategy. Therefore, the Trust has not added any disclosure in response to this comment.

4.       Comment: In accordance with the October 25, 2018 ICI Securities Law Development Conference speech given by the Division of Investment Management’s Director, Dalia Blass, please consider listing the principal risks of investing in the Fund based on their order of importance to the Fund (beginning with the risk of greatest severity), rather than in alphabetical order.

Response: The Trust respectfully submits that the current order of the principal risks in the Fund’s Prospectus is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust believes that the following disclosure in the “Summary of the Funds—Principal Risks” section of the Prospectus adequately places investors on notice as to the rationale behind the order in which the Fund’s principal risks are listed:

The risks are described in alphabetical order and not in the order of importance or potential exposure.

Therefore, the Trust respectfully declines to make the requested change.

5.       Comment: The “Summary of the Funds—Performance” section of the Prospectus lists two indices. Please disclose information about the additional index in the narrative explanation accompanying the bar chart and table in accordance with Item 4, instruction 2(b) of Form N-1A.

Response: The Trust believes that the Fund’s current disclosure is appropriate and consistent with the requirements of Form N-1A. Instruction 2(b) to Item 4 of Form N-1A provides, in pertinent part, that a Fund may include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7). Instruction 6 to Item 27(b)(7) provides, in pertinent part, that a Fund may compare its performance to an additional broad-based index so long as the comparison is not misleading. The Fund considers both of the Russell 2000 Index and Russell 2500 Index to be broad-based securities market indexes and describes these indexes as such in the “Summary of the Funds—Performance” section of the Prospectus.

River Road Small Cap Value Fund

6.       Comment: In accordance with the October 25, 2018 ICI Securities Law Development Conference speech given by the Division of Investment Management’s Director, Dalia Blass, please consider listing the principal risks of investing in the Fund based on their order of importance to the Fund (beginning with the risk of greatest severity), rather than in alphabetical order.

Response: The Trust respectfully submits that the current order of the principal risks in the Fund’s Prospectus is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust believes that the following disclosure in the “Summary of the Funds—Principal Risks” section of the Prospectus adequately places investors on notice as to the rationale behind the order in which the Fund’s principal risks are listed:

The risks are described in alphabetical order and not in the order of importance or potential exposure.

Therefore, the Trust respectfully declines to make the requested change.

Please direct any questions you may have with respect to this filing to me at (617) 854-2337.

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc : Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.